Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

SEI Structured Credit Fund, LP

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$79,060,000.00	0.0001381	$10,918.19

Total Transaction Valuation:		$79,060,000.00
Total Fees Due for Filing:				$10,918.19
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$10,918.19

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Offering Note(s)

(1)	Calculated as the aggregate maximum purchase price for units of beneficial interest, based upon the estimated net asset value per unit as of March 31, 2026. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 from October 1, 2025 to September 30, 2026, equals $138.10 per $1,000,000.00 of the Transaction Valuation of 5% of the net asset value at March 31, 2026.